UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42536

Webus International Limited

(Translation of registrant’s name into English)

25/F, UK Center, EFC, Yuhang District

Hangzhou, China 311121

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

2025 Annual General Meeting of Webus International Limited

On November 10, 2025, Webus International Limited (the “Company”) distributed to the holders of record of the Company’s ordinary shares, par value $0.0001 per share (“Ordinary Shares”), as of October 28, 2025 (A) a notice of the annual general meeting (the “Notice”) to be held at 25/F, UK Center, EFC, Yuhang District Hangzhou, China 311121 on November 24, 2025 at 9:00 a.m. Eastern Time (the “Meeting”), and (B) a form of proxy for the Meeting (the “Proxy”). The Notice and the Proxy are furnished as Exhibits 99.1 and 99.2, respectively, to this report on Form 6-K.

The Company’s annual report and accounts for the year ended June 30, 2025, and other materials related to the Meeting are posted on https://ts.vstocktransfer.com/irhlogin/WEBUS.

The information contained in this report on Form 6-K, including Exhibits 99.1 and 99.2, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, unless expressly set forth by specific reference in such a filing.

EXHIBITS

Exhibit No.	Description
99.1	Notice of Annual General Meeting
99.2	Form of Proxy

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webus International Limited

By:	/s/ Nan Zheng
Name:	Nan Zheng
Title:	Chief Executive Officer

Date: November 10, 2025

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